# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FACTORIAL ENERGY INC., CIK 0002049662
CUSIP: 30347G103
Title of class of securities: Series A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 805 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0002135467
Persons authorized to receive notices and communications: Siyu Huang, c/o Factorial Energy Inc., 805 Middlesex Turnpike, Billerica, Massachusetts (MA), 01821, 617-315-9733

## Reporting persons
- Huang Siyu (CIK 0002135467): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 21,597,865; shared voting power 0; sole dispositive power 21,597,865; shared dispositive power 0; aggregate amount beneficially owned 21,597,865 (19.1% of the class)
- Yu Yingchao (CIK 0002136888): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 21,597,865; shared voting power 0; sole dispositive power 21,597,865; shared dispositive power 0; aggregate amount beneficially owned 21,597,865 (19.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A common stock, par value $0.00001 per share
Name of issuer: FACTORIAL ENERGY INC.
Address of issuer's principal executive offices: 805 MIDDLESEX TURNPIKE, BILLERICA, Massachusetts (MA), 01821
Comment: This statement of beneficial ownership on Schedule 13D relates to the Series A Common Stock, par value $0.00001 per share (the "Series A Common Stock"), of Factorial Energy Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 805 Middlesex Turnpike, Billerica, MA 01821.

## Item 2. Identity and Background
Name of person filing:
This statement of beneficial ownership on Schedule 13D (this "Statement") is being filed jointly by the following persons (each, a "Reporting Person," and, collectively, the "Reporting Persons"): (i) Siyu Huang, Ph. D., Co-founder and Chief Executive Officer of the Issuer and a member of the Board of Directors (the "Board") and (ii) Yingchao ("Alex") Yu, Ph. D., Co-founder and Chief Technology Officer of the Issuer and a member of the Board.

Dr. Huang and Dr. Yu are married to each other. As spouses, each of Dr. Huang and Dr. Yu directly or indirectly may be deemed to have sole voting and investment power with respect to the shares owned by each other, and accordingly, may be deemed to have beneficial ownership over such shares owned by each other.

In accordance with Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons have executed a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Statement.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o Factorial Energy Inc., 805 Middlesex Turnpike, Billerica, MA 01821.
Present principal occupation or employment: Dr. Huang serves as Co-founder and Chief Executive Officer of the Issuer and a member of the Board. Dr. Yu serves as Co-founder and Chief Technology Officer of the Issuer and a member of the Board.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Reporting Persons is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Business Combination

On June 5, 2026, pursuant to the Business Combination Agreement (as amended, the "Business Combination Agreement"), dated December 17, 2025, by and among the Issuer (formerly known as Cartesian Growth Corporation III), Fenway MS, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Merger Sub"), and Factorial Inc., a Delaware corporation ("Legacy Factorial"), Merger Sub merged with and into Legacy Factorial, with Legacy Factorial surviving the merger as a wholly-owned subsidiary of the Issuer (the "Business Combination"). In connection with the Business Combination, the Issuer changed its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and changed its corporate name to "Factorial Energy Inc."

At the effective time of the merger (the "Effective Time") on June 5, 2026 (the "Closing Date"), each share of Legacy Factorial capital stock held by the Reporting Persons that was issued and outstanding as of immediately prior to the Effective Time held by the Reporting Persons was canceled and automatically converted into the right to receive shares of Issuer's Series B Common Stock, par value $0.00001 per share (the "Series B Common Stock" and, together with the Series A Common Stock, the "Common Stock") of the Issuer, and each outstanding and unexercised option to purchase shares of Legacy Factorial capital stock (each, a "Legacy Factorial Option") became an option to purchase shares of Series A Common Stock of the Issuer subject to the same terms, conditions, vesting and other provisions as were previously applicable to such Legacy Factorial Options. The securities reported herein were received as merger consideration in exchange for the cancellation of the Reporting Persons' pre-existing equity interests in Legacy Factorial, and no separate funds were used or paid.

The foregoing description of the Business Combination Agreement and its amendments does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, copies of which are included as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 to this Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Persons each intend to review each of their respective investments in the Issuer on a continuing basis. Any actions the Reporting Persons might each undertake may be made at any time and from time to time without prior notice and will be dependent upon each of their respective review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. In connection with the vesting, settlement or exercise of equity awards of the Issuer, the Reporting Persons may each have shares of Series A Common Stock withheld for taxes or sold in open-market transactions in connection with the payment of applicable taxes or otherwise.

The Reporting Persons, subject to certain provisions of the law, may each respectively acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, each of Dr. Huang, including in her positions as Chief Executive Officer and a member of the Board, and Dr. Yu, including in his positions as Chief Technology Officer and a member of the Board, may engage in discussions with other members of management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Series A Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, each of the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change each of their respective purpose or formulate different plans or proposals with respect thereto at any time.

Dr. Huang, including in her positions as Chief Executive Officer and a member of the Board, and Dr. Yu, including in his positions as Chief Technology Officer and a member of the Board, each participate in deliberations of the Issuer's senior management in the normal course of the Issuer's business that could involve any of the matters set forth in Items 4(a)-(j) of Schedule 13D from time to time, and, in keeping with each of their respective fiduciary duties as an officer and director, may make proposals or recommendations to the Board that could involve such matters from time to time.

In addition, as members of the Issuer's senior management, each of the Reporting Persons participates in Issuer compensatory plans, including plans pursuant to which awards of equity securities are made (including to each of Dr. Huang and Dr. Yu), in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of shares of Series A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Series A Common Stock includes shares of Series A Common Stock which may be acquired upon the conversion of shares of Series B Common Stock. Holders of Series A Common Stock and Series B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer's certificate of incorporation, or the Issuer's bylaws. Each share of Series A Common Stock is entitled to one vote per share. Each share of Series B Common Stock is entitled to ten votes per share and is convertible at any time at the option of the holder into one share of Series A Common Stock.

As of the date hereof, the Reporting Persons beneficially own 21,597,865 shares of Series A Common Stock in the aggregate, representing beneficial ownership of approximately 19.1% of the total outstanding Common Stock, consisting of: (i) 5,848,182 shares of Series B Common Stock held by Danehy Family Trust, of which Dr. Huang serves as investment trustee, (ii) 1,914,528 shares of Series B Common Stock held by Siyu Huang 2024 Family Trust dated March 1, 2024, of which Dr. Huang serves as investment trustee, (iii) 4,090,616 shares of Series A Common Stock underlying employee stock options held by Dr. Huang vested or to be vested and exercisable within 60 days of this Statement, (iv) 366,840 shares of Series B Common Stock held directly by Dr. Yu, (v) 7,383,194 shares of Series B Common Stock held by North Point Family Trust, of which Dr. Yu serves as investment trustee, and (vi) 1,994,505 shares of Series A Common Stock underlying employee stock options held by Dr. Yu vested or to be vested and exercisable within 60 days of this Statement.

Calculations of the percentage of the total outstanding Common Stock beneficially owned by the Reporting Persons are based on (i) 91,510,501 shares of Series A Common Stock reported to be outstanding as of June 5, 2026, as disclosed in its Current Report on Form 8-K filed with the SEC on June 10, 2026, (ii) 15,512,744 shares of Series B Common Stock held in the aggregate by Dr. Huang and Dr. Yu, which also represents the total number of shares of Series B Common Stock reported to be outstanding as of June 5, 2026, as disclosed in its Current Report on Form 8-K filed with the SEC on June 10, 2026, where each share of Series B Common Stock is convertible at any time at the option of the holder into one share of Series A Common Stock and (iii) 6,085,121 shares of Series A Common Stock underlying employee stock options held by the Reporting Persons vested or to be vested and exercisable within 60 days of this Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except for the receipt of Issuer securities in connection with the consummation of the Business Combination as described herein, neither Reporting Person has effected any transaction in the Series A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series A Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 of the Schedule 13D is incorporated by reference into this Item 6.

Executive and Director Compensation

Each of Dr. Huang, including in her positions as Chief Executive Officer and a member of the Board, and Dr. Yu, including in his positions as Chief Technology Officer and a member of the Board, has in the past and may in the future receive compensation in the form of Common Stock, restricted stock units, stock options or other securities convertible into Common Stock of the Issuer.

Lock-Up Provisions

The bylaws of the Issuer (the "Bylaws") provide that certain Legacy Factorial stockholders (including the Reporting Persons) will be prohibited from transferring (except for certain permitted transfers) any shares of Common Stock held by such holder (the "Lock-up Shares") beginning on the Closing Date and ending (i) with respect to 25% of the Lock-Up Shares, on the date 180 days after the Closing Date (the "Six-Month Lock-Up Date"), (ii) with respect to 25% of the Lock-Up Shares, on the date 270 days after the Closing Date (the "Nine-Month Lock-Up Date") and (iii) with respect to 50% of the Lock-Up Shares, on the first anniversary of the Closing Date (the "One Year Lock-Up Date" and each of the Six-Month Lock-Up Date, the Nine-Month Lock-Up Date and the One Year Lock-Up Date, a "Lock-Up Termination Date"); provided, however, that, on the dates on which certain trading price conditions are satisfied, such transfer restrictions will terminate with respect to one-third of the Lock-Up Shares ("Early Release Lock-Up Shares"), with such Early Release Lock-Up Shares allocated first among the Lock-Up Shares with the earliest Lock-Up Termination Date that has not yet occurred and successively to each remaining tranche of Lock-Up Shares in chronological order. The foregoing transfer restrictions will not apply to 750 shares of Common Stock held by each such holder and such specified shares are not Lock-up Shares.

Registration Rights Agreement

In connection with the Business Combination, the Issuer and certain stockholders of Legacy Factorial (including the Reporting Persons) entered into an amended and restated registration rights agreement ("A&R Registration Rights Agreement"). Pursuant to the A&R Registration Rights Agreement, among other things, the Issuer agreed that, within 30 calendar days following the Closing Date, the Issuer will file with the SEC (at its sole cost and expense) a registration statement registering the resale of certain shares of the Issuer's Series A Common Stock held by or issuable to the parties thereto (the "Resale Registration Statement"), and the Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The Registration Rights Agreement will terminate on the earlier of (a) the seven year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing descriptions of the Bylaws and A&R Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are included as Exhibits 99.5 and 99.6 to this Statement, respectively.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Joint Filing Agreement (filed herewith).

Exhibit 99.2: Business Combination Agreement, dated as of December 17, 2025 (incorporated by reference to Annex A-1 to the Issuer's Proxy Statement/Prospectus filed on May 6, 2026).

Exhibit 99.3: Amendment No. 1 to Business Combination Agreement, dated as of March 26, 2026 (incorporated by reference to Annex A-2 to the Issuer's Proxy Statement/Prospectus filed on May 6, 2026).

Exhibit 99.4: Amendment No. 2 to Business Combination Agreement, dated as of May 18, 2026 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on May 18, 2026).

Exhibit 99.5: Factorial Energy Inc. Bylaws (incorporated by reference to Exhibit 3.2 to the Issuer's Current Report on Form 8-K filed on June 10, 2026).

Exhibit 99.6: Amended and Restated Registration Rights Agreement, dated as of June 5, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 10, 2026).

## Signatures
- Huang Siyu: /s/ Siyu Huang, Siyu Huang (06/12/2026)
- Yu Yingchao: /s/ Yingchao Yu, Yingchao Yu (06/12/2026)